North American Palladium Ltd.

Management’s Responsibility

for Financial Statements

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under Canadian GAAP, management has chosen that which it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Toronto, Canada

February 23, 2011

William J. Biggar	Jeff Swinoga
President and CEO	Vice President, Finance and CFO

YEAR END REPORT 2010

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5

INDEPENDENT AUDITORS’ REPORT

To the Shareholders

We have audited the accompanying consolidated financial statements of North American Palladium Ltd., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations, comprehensive loss and deficit, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of North American Palladium Ltd. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
February 23, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

North American Palladium Ltd.

Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

December 31	2010	2009

ASSETS
Current Assets
Cash and cash equivalents	$75,159	$98,255
Accounts receivable – Note 4	80,683	–
Taxes receivable	734	204
Inventories – Note 5	27,487	25,306
Other assets – Note 6	27,551	2,495
	211,614	126,260
Mining interests – Note 7	126,196	82,448
Reclamation deposits – Note 8	10,537	10,503
Total Assets	$348,347	$219,211

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities – Note 9	$40,799	$11,195
Current portion of obligations under capital leases – Note 10	1,196	558
	41,995	11,753
Taxes payable	936	1,573
Asset retirement obligations – Note 8	11,637	12,921
Obligations under capital leases – Note 10	1,195	576
Future mining tax liability – Note 20	1,207	127
Total Liabilities	56,970	26,950

Shareholders’ Equity – Note 12
Common share capital and purchase warrants	697,846	583,089
Stock options	3,661	2,704
Contributed surplus	26,269	19,608
Deficit	(436,399)	(413,140)
Total shareholders’ equity	291,377	192,261
Contingencies and commitments – Notes 16 and 19
Total Liabilities and Shareholders’ equity	$348,347	$219,211

Subsequent events – Notes 12(b), 24

See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

André J. Douchane, Director	Steven R. Berlin, Director

YEAR END REPORT 2010

North American Palladium Ltd.

Consolidated Statements of Operations,
Comprehensive Loss and Deficit
(expressed in thousands of Canadian dollars, except share and per share amounts)

Year ended December 31	2010	2009	2008
Revenue – before pricing adjustments	$99,714	$–	$156,241
Pricing adjustments:
Commodities	8,941	4,614	(40,667)
Foreign exchange	(1,557)	(595)	16,522
Revenue – after pricing adjustments – Note 17	107,098	4,019	132,096
Operating expenses
Production costs	74,709	–	115,037
Smelter treatment, refining and freight costs	4,779	109	20,342
Royalty expense – Note 16(a)	4,202	201	5,588
Inventory pricing adjustment – Note 5	–	(3,634)	3,875
Depreciation and amortization – Note 7(b)	13,175	269	36,026
Asset retirement obligation accretion – Note 8	577	355	321
Loss (gain) on disposal of equipment	(270)	(36)	2,466
Asset impairment charge – Note 7(c)	–	–	90,000
Insurance recovery – Note 13	–	–	(13,800)
Care and maintenance costs	–	12,987	–
Total operating expenses	97,172	10,251	259,855
Income (loss) from mining operations	9,926	(6,232)	(127,759)
Other expenses
General and administration	10,676	9,021	7,666
Exploration	30,126	13,234	23,070
Interest and other income – Note 18	(295)	(1,957)	3,443
Foreign exchange loss (gain)	(23)	247	971
Total other expenses	40,484	20,545	35,150
Loss before taxes	(30,558)	(26,777)	(162,909)
Income and mining tax recovery (expense) – Note 20	7,299	(3,237)	2,230
Loss and comprehensive loss for the year	(23,259)	(30,014)	(160,679)
Deficit, beginning of year, as previously reported	(413,140)	(383,126)	(222,447)
Deficit, end of year	$(436,399)	$(413,140)	$(383,126)
Loss per share
Basic and diluted – Note 12(f)	$(0.16)	$(0.29)	$(1.94)
Weighted average number of shares outstanding
Basic and diluted – Note 12(f)	141,537,377	102,630,908	82,839,706

See accompanying notes to the consolidated financial statements

YEAR END REPORT 2010

North American Palladium Ltd.

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

Year ended December 31	2010	2009	2008
Cash provided by (used in)
Operations
Net loss for the year	$(23,259)	$(30,014)	$(160,679)
Operating items not involving cash
Depreciation and amortization	13,175	269	36,026
Asset impairment charge – Note 7(c)	–	–	90,000
Future income and mining tax expense (recovery) – Note 20	(6,356)	1,038	(2,121)
Stock based compensation and employee benefits	1,752	1,156	1,945
Loss (gain) on disposal of equipment	(270)	(36)	2,466
Other items	544	(69)	6,819
	(14,414)	(27,656)	(25,544)
Changes in non-cash working capital – Note 21(a)	(59,478)	32,478	32,290
	(73,892)	4,822	6,746
Financing Activities
Issuance of common shares and warrants, net of issue costs	101,074	70,068	10,475
Repayment of senior credit facilities	–	(4,448)	(6,291)
Repayment of obligations under capital leases	(1,721)	(1,951)	(1,762)
Reclamation deposit	–	–	(317)
	99,353	63,669	2,105
Investing Activities
Acquisition costs, net of investment in Cadiscor Resources Inc. – Note 3	–	(1,135)	–
Additions to mining interests	(49,364)	(12,205)	(40,691)
Proceeds on disposal of mining interests	807	36	302
	(48,557)	(13,304)	(40,389)
Increase (decrease) in cash and cash equivalents	(23,096)	55,187	(31,538)
Cash and cash equivalents, beginning of year	98,255	43,068	74,606
Cash and cash equivalents, end of year	$75,159	$98,255	$43,068
Cash and cash equivalents consisting of:
Cash	$75,159	$97,969	$2,532
Short-term investments	–	286	40,536
	$75,159	$98,255	$43,068

Supplementary information – Note 21 (b), (c) (d) and (e)

See accompanying notes to the consolidated financial statements

YEAR END REPORT 2010

North American Palladium Ltd.

Consolidated Statements of Shareholders’ Equity
(expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders’ equity
Balance, December 31, 2007	75,770,570	$430,793	$–	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard – Note 2	–	–	–	–	–	–	–	(403)	(403)
Common shares issued/issuable:
For principal repayments on convertible notes payable	6,111,869	28,270	2,062	–	–	(6,044)	6,044	–	30,332
For interest payments on convertible notes payable	165,185	714	18	–	–	–	–	–	732
Related to 2007 unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	–	9,575
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	–	(1,452)
Warrants issued:
Related to 2007 unit offering, net of issue costs	–	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	–	1
Stock-based compensation expense	311,251	1,313	–	632	–	–	–	–	1,945
Net loss for the year ended December 2008	–	–	–	–	–	–	–	(160,679)	(160,679)
Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901
Common shares issued/issuable:
On acquisition of Cadiscor	14,457,685	27,325	–	–	–	–	–	–	27,325
Related to conversion of convertible debenture	2,457,446	4,644	–	–	–	–	–	–	4,644
For principal repayments on convertible notes payable	1,486,900	2,062	(2,062)	–	–	–	–	–	–
For interest payments on convertible notes payable	14,738	18	(18)	–	–	–	–	–	–
Related to 2009 unit offering, net of issue costs	18,400,000	51,333	–	–	–	–	–	–	51,333
Private placement of flow-through shares (net)	4,000,000	14,077	–	–	–	–	–	–	14,077
Warrants issued:
On acquisition of Cadiscor	–	–	–	–	1,168	–	–	–	1,168
Related to 2009 unit offering, net of issue costs	–	–	–	–	2,243	–	–	–	2,243
Warrants exercised	1,115,997	3,167	–	–	(866)	–	–	–	2,301
Warrants expired:
Related to 2007 unit offering	–	–	–	–	(6,053)	–	6,053	–	–
Stock options issued:
On acquisition of Cadiscor	–	–	–	1,014	–	–	–	–	1,014
Stock options exercised	85,800	113	–	–	–	–	–	–	113
Fair value of stock options exercised	–	119	–	(119)	–	–	–	–	–
Fair value of stock options cancelled	–	–	–	(1,301)	–	–	1,219	–	(82)
Stock-based compensation expense	205,510	433	–	805	–	–	–	–	1,238
Net loss for the year ended December 2009	–	–	–	–	–	–	–	(30,014)	(30,014)
Balance, December 31, 2009	127,383,051	$572,505	$–	$2,704	$10,584	$–	$19,608	$(413,140)	$192,261
Common shares issued/issuable:
Related to 2010 unit offering, net of issue costs	20,000,000	89,804	–	–	4,423	–	–	–	94,227
Tax effect of flow-through shares	–	(5,136)	–	–	–	–	–	–	(5,136)
Related to purchase of Vezza property	1,368,421	6,500	–	–	–	–	–	–	6,500
Warrants exercised:
Related to 2009 & 2010 unit offerings	5,692,076	28,134	–	–	(1,856)	–	–	–	26,278
Warrants expired:
Related to convertible notes	–	–	–	–	(8,038)	–	6,445	–	(1,593)
Stock options issued:
Stock options exercised	124,634	347	–	–	–	–	–	–	347
Fair value of stock options exercised	–	240	–	(240)	–	–	–	–	–
Fair value of stock options cancelled	–	–	–	(216)	–	–	216	–	–
Stock-based compensation expense	85,093	339	–	1,413	–	–	–	–	1,752
Net loss for the year ended December 2010	–	–	–	–	–	–	–	(23,259)	(23,259)
Balance, December 31, 2010	154,653,275	$692,733	$–	$3,661	$5,113	$–	$26,269	$(436,399)	$291,377
See accompanying notes to the consolidated financial statements

YEAR END REPORT 2010

North American Palladium Ltd.

Notes to the Consolidated Financial Statements
for the years ended December 31, 2010, 2009 and 2008
(expressed in thousands of Canadian dollars, except per share amounts and metal prices)

1.	NATURE OF OPERATIONS

North American Palladium Ltd. (“NAP” or “the Company”) is a diversified precious metals company that owns two mines and various mineral properties in mining friendly jurisdictions.  Its principal asset is the Lac des Iles (“LDI”) palladium mine, located in the Thunder Bay District in Ontario, which commenced operations in 1993.

NAP’s other significant producing asset is the Sleeping Giant gold mine, (acquired in 2009) located in the Abitibi region in Quebec, Canada, which reached commercial production on January 1, 2010.  The Company’s other Québec based properties consist of the Vezza Gold Project, Discovery Project, Flordin, Cameron Shear and Florence Properties, Laflamme Gold Property, and Dormex and Harricana properties.

The Company’s financial position and operating results are directly affected by the market price of palladium and gold in relation to the Company’s production costs.  The prices of palladium and gold, foreign currency, and by-product metals (platinum, nickel and copper) fluctuate widely and are affected by numerous factors beyond the Company’s control.  On October 29, 2008, due to declining metal prices, the LDI mine was temporarily placed on care and maintenance.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All amounts are in Canadian dollars unless otherwise noted.  The more significant accounting policies are summarized as follows:

Basis of Consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Lac des Iles Mines Ltd. (“LDI”), North American Palladium Arctic Services Oy and Cadiscor Resources Inc.  All intercompany balances and transactions have been eliminated.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year.  Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties.  While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties.  In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates.  Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples.  This process may require complex and difficult geological judgments to interpret the data.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.  Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

YEAR END REPORT 2010

North American Palladium Ltd.

(a)	Asset carrying values may be affected due to changes in estimated future cash flows;

(b)	Amortization charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

(c)	Overburden removal costs recorded on the balance sheet or charged to the income statement may change due to changes in the units of production basis of depreciation;

(d)	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

(e)	The carrying value of future tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Revenue and Concentrate Awaiting Settlement
Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass.  The Company’s smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery.  Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined.  Concentrate awaiting settlement is an accounts receivable that is recorded net of estimated treatment and refining costs, which is subject to final assay adjustments.

Revenue from the sale of gold-silver doré bars from Sleeping Giant is recognized when the significant risks and rewards of ownership have transferred to the buyer and selling prices are known or can be reasonably estimated.

Concentrate, Crushed and Broken Ore Stockpiles, Gold and Supplies Inventories
Concentrate, crushed and broken ore stockpiles, and gold inventory are valued at the lower of average production cost (including an allocation of the depreciation of production related assets) and net realizable value.  Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing.  The amount of stockpiled ore that is not expected to be processed within one year, if any, is shown as a long-term asset.  Gold inventory is comprised of unprocessed ore either in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date.  Supplies inventory is valued at the lower of average cost and net realizable value.

Mining Interests
Plant and equipment are recorded at cost with depreciation generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on a straight-line basis over their estimated useful lives, ranging from three to seven years.  The Company capitalizes interest on major projects where direct indebtedness has occurred.

The Company leases certain equipment under capital leases.  These leases are capitalized based on the lower of fair market value and the present value of future minimum lease payments.  The corresponding liabilities are recorded as obligations under capital leases.  This equipment is being depreciated on the same basis as described above.

Mining leases and claims, royalty interests, and other development costs are recorded at cost and are amortized on the unit-of-production method over the proven and probable reserves.

Exploration costs relating to properties are charged to earnings in the year in which they are incurred.  When it is determined that a mining property can be economically developed as a result of reserve potential, future development and exploration expenditures are capitalized.  Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible.  Upon commencement of commercial production of a development project, these costs are amortized using the unit-of-production method over the proven and probable reserves.  Capitalized exploration costs, net of salvage values, relating to a property that is later abandoned or considered uneconomic for the foreseeable future, are written off in the period the decision is made.

YEAR END REPORT 2010

North American Palladium Ltd.

The decision on when commercial production is reached is based on a range of criteria that is considered relevant to the specific situation, including: a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; and expected net margins during the pre-production period.  In a phased mining approach, consideration is given to milestones achieved at each phase of completion.  Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation.  Commercial production is considered to have commenced at the beginning of the month in which the criteria are met.  No amortization is provided in respect of mine development expenditures until commencement of economical commercial production.  Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs.

Impairment of Long-lived Assets
Each year, the Company reviews mining plans for the remaining life of each property.  Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology and other factors.  The Company reviews its accounting estimates and adjusts these estimates based on year-end recoverable minerals determined by the Company, in the current mine plan.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets.  Impairment is considered to exist if total estimated fair value is less than the carrying amount of the asset.  Future cash flows are estimated based on quantities of recoverable minerals, expected palladium, gold, and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and capital and reclamation expenditures, all based on detailed life-of-mine plans and projections.  The term “recoverable minerals” refers to the estimate of recoverable production from measured, indicated and inferred mineral resources that are considered economically mineable and are based on management’s confidence in converting such resources to proven and probable reserves.  Assumptions underlying future cash flow estimates are subject to risk and uncertainty.  Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company’s operating performance could have a material effect on the Company’s ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

Asset Retirement Obligations
Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value.  The amount of the liability is subject to re-measurement at each reporting period for changes in cash flow estimates or for the timing of the cash flow.  The liability is accreted over time through periodic charges to earnings.  In addition, the asset retirement cost is capitalized as part of mining interests and amortized over the estimated life of the mine.

Stock Based Compensation Plans
The Company has stock based compensation plans which consist of a group registered retirement savings plan described in note 12(c), a corporate stock option plan which is described in note 12(e) and a Restricted Share Unit (“RSU”) plan which is described in note 12(g).  The Company recognizes as an expense the cost of stock based compensation based on the estimated fair value of new stock options and RSU’s granted to employees and directors.  The initial fair value of each stock option and RSU is assigned based on the fair market value of the Company’s common shares at the grant date.  Amounts related to RSU obligations are recorded as a liability on the Company’s consolidated balance sheet and recognized over the vesting period.  The value of the RSU liability is adjusted to reflect changes in the market value of the Company’s common shares at each reporting date.

YEAR END REPORT 2010

North American Palladium Ltd.

Translation of Foreign Currency
The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar.  Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period.  All resulting foreign exchange gains and losses are recorded in the Consolidated Statements of Operations, Comprehensive Loss and Deficit.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.  The Company provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

Cash and Cash Equivalents
Cash and cash equivalents are stated at fair value and include cash on account less outstanding cheques, demand deposits and short-term guaranteed investments with original maturities of three months or less.

Deferred Financing Costs
Deferred financing costs represent the costs of negotiating and securing the Company’s long-term debt facilities.  The Company records all transaction costs for financial assets and financial liabilities as a reduction of the related asset or liability and the effective interest rate method is used to amortize these costs to operations.

Basic and Diluted Loss Per Share
Basic loss per common share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the reporting period.  Diluted loss per common share is computed using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional common shares from the assumed exercise of stock options and common share purchase warrants (equity instruments), if dilutive. The number of additional common shares is calculated by assuming that outstanding equity instruments were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

Flow-Through Shares
The Company finances a portion of its exploration activities through the issue of flow-through shares.  The Company renounces the deductions to investors and accordingly records share issue costs related to the future tax liability of the temporary difference arising from the renunciation.  As a result, share capital is reduced and future income tax liabilities are increased by the estimated tax benefits when renounced by the Company to the investors, except to the extent that the Company has unused tax benefits on loss carry forwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided.  In these circumstances, the future tax liability reduces the valuation allowance, if any, and the reduction is recognized in earnings.

YEAR END REPORT 2010

North American Palladium Ltd.

Future Accounting Standards

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, replacing Section 1581 of the same name.  The new section will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Section 1582, which provides the Canadian equivalent to International Financial Reporting Standard 3, Business Combinations (January 2008), establishes standards for the accounting for a business combination. Section 1582 requires business acquisitions (including non-controlling interests and contingent consideration) to be measured at fair value on the acquisition date, generally requires acquisition related costs to be expensed, requires gains from bargain purchases to be recorded in net earnings, and expands the definition of a business.

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace the existing Section 1600, Consolidated Financial Statements, and provide the Canadian equivalent to International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  The new sections will be applicable to the Company on January 1, 2011.  Section 1601 establishes standards for the preparation of consolidated financial statements, and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Impact of International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.

3.	ACQUISITION OF CADISCOR RESOURCES INC.

In May 2009, the Company acquired all of the outstanding common shares of Cadiscor in an all-equity transaction.  Prior to the acquisition, the Company advanced to Cadiscor $7.5 million, consisting of a $5.4 million 12% convertible debenture, and a $2.1 million 12% debenture.

YEAR END REPORT 2010

North American Palladium Ltd.

The following table summarizes the fair value of the assets acquired and liabilities assumed as at the date of acquisition:

ASSETS
Current Assets
Cash and cash equivalents	$7,248
Taxes recoverable	461
Inventories	420
Other assets	559
Future mining tax asset	203
8,891
Mining interests	40,090
Reclamation deposit	1,769
$50,750
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,531
Current portion of obligation under capital lease	7
3,538
Asset retirement obligation	4,291
Long-term debt	11,066
Obligation under capital lease	27
$18,922
Net assets acquired	$31,828

TOTAL PURCHASE CONSIDERATION
Common share capital	$27,325
Stock options	1,014
Purchase warrants	1,168
Convertible rights on convertible debenture	1,437
Transaction costs	884
Total purchase price	$31,828

4.	ACCOUNTS RECEIVABLE

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, valued using the December 31, 2010 forward metal prices for the month of final settlement.

All of the accounts receivable is due from one domestic customer at December 31, 2010.  A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully received.

YEAR END REPORT 2010

North American Palladium Ltd.

5.	INVENTORIES

Inventories consist of the following:

	2010	2009
Supplies	$12,580	$12,555
Gold inventory*	5,928	4,890
Crushed and broken ore stockpiles	8,979	7,861
	$27,487	$25,306

*
Gold inventory is comprised of unprocessed ore either in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date.

Supplies inventory of $17,650 (2009 – $1,545) were utilized during the year ended December 31, 2010.

The Company did not recognize a write-down of crushed and broken ore stockpiles during the year ended December 31, 2010 (2009 – $3,634 write-up; 2008 – $3,875 write-down).  The write-up from 2009 was due to increasing commodity prices partially offset by the strengthening of the Canadian dollar.

6.	OTHER ASSETS

Other assets consist of the following:

	2010	2009
Prepaids	$2,555	$1,165
HST receivable	2,830	–
GST receivable	905	781
QST receivable	1,385	494
Warrant proceeds receivable1	19,777	–
Other	99	55
	$27,551	$2,495

1 In December 2010, the Company accelerated the expiry of the Series A warrants.  For the year ended December 31, 2010, 5,362,076 Series A and Series B warrants were exercised for total proceeds of $25.6 million, of which $5.8 million was received in cash and $19.8 million was received subsequent to year end.

7.	MINING INTERESTS

(a)	Mining interests are comprised of the following:

	2010	2009
Plant and equipment, at cost	$399,545	$389,153
Underground mine development, at cost	132,704	85,359
Accumulated depreciation and impairment charges	(433,097)	(416,917)
	99,152	57,595
Equipment under capital lease, at cost	3,471	5,912
Accumulated depreciation and impairment charges	(490)	(3,453)
	2,981	2,459
Mining leases and claims, royalty interest, and development, at cost	103,537	100,993
Accumulated amortization and impairment charges	(79,474)	(78,599)
	24,063	22,394
Mining interests, net	$126,196	$82,448

YEAR END REPORT 2010

North American Palladium Ltd.

(b)	Amortization expense is comprised of amortization of the following mining interests:

	2010	2009	2008
Capital assets (including plant and equipment, and equipment under capital lease)	$12,299	$269	$34,466
Mining leases and claims, royalty interest, and development costs	876	–	1,560
	$13,175	$269	$36,026

(c)	Asset impairment charge

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets.  Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset.

In 2010 and 2009, there were no impairment charges.  In 2008, the Company recorded a non-cash impairment loss of $90,000 to write-down the carrying value of mining interests due to certain key assumptions which were affected by declining commodity prices and the resultant decision to temporarily place the Lac des Iles mine on a care and maintenance basis.  Based on these revised assumptions, the carrying values were written down to their estimated fair values.

8.	ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

Total estimated cash flows required to settle obligations for the restoration of the LDI and Sleeping Giant mining properties are approximately $11,637 as at December 31 ,2010 (2009: $12,921).  The obligation is to be paid at the end of the life of each mine.  A discount rate of 4.5% has been utilized to determine the obligation recorded on the balance sheet.  The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.  For the year ended December 31, 2010, the timing of LDI’s mining property closure plan was extended to include the Offset Zone project.  This change resulted in a credit to depreciation and amortization of $2.0 million in 2010.

The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the “Ministry”) and the Ministère des Ressources naturelles et de la Faune due Quebec (the “Ministère”), has established trust funds (the “Funds”) pursuant to the Company’s mine closure plan for eventual clean-up and restoration of the LDI mine site, the Shebandowan West Property, and the Sleeping Giant gold mine.

The LDI mine closure plan requires a total amount of $8,400 to be accumulated in the Fund.  At December 31, 2010, the Company had $8,438 (2009 – $8,406) on deposit with the Ministry including accrued interest of $908.  All current amounts required have been contributed as at December 31, 2010.

The Sleeping Giant gold mine closure plan requires a total amount of $1,920 to be accumulated in the Fund.  At December 31, 2010, the Company had $1,769 on deposit with the Ministère.  All current amounts required have been contributed as at December 31, 2010.

The Company also has an amount of $330 relating to the Shebandowan West Project on deposit in the form of a guaranteed investment certificate and $90 relating to the Vezza Gold Project.

The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

YEAR END REPORT 2010

North American Palladium Ltd.

At December 31, 2010, the asset retirement and the related mine restoration deposit are as follows:

	2010	2009
Asset retirement obligation, beginning of the year	$12,921	$8,455
Change in estimated closure costs	91	4,111
Accretion expense (recovery)	(1,375)	355
Asset retirement obligation, end of the year – Note 2	$11,637	$12,921
Reclamation deposits	10,537	10,503
Obligation in excess of deposit	$1,100	$2,418

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of:

	2010	2009
Accounts payable	$16,531	$6,282
Unrealized loss on financial contracts1 (note 14c)	11,098	–
Other accrued liabilities	13,170	4,913
Accounts payable and accrued liabilities	$40,799	$11,195

1 As at December 31, 2010, a total of 68,950 ounces of past palladium production that had been delivered and sold to the smelter, was priced using forward prices for the month of final settlement at an average price of US$631 per ounce.  At December 31, 2009, the Company had no outstanding financial contracts.

10.	OBLIGATIONS UNDER CAPITAL LEASES

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

	2010	2009
2010	$–	$605
2011	1,307	255
2012	980	254
2013	221	109
2014	50	–
Total minimum lease payments	2,558	1,223
Amounts representing interest at rates from 1.9% – 8.2%	(167)	(89)
Present value of minimum lease payments	2,391	1,134
Less current portion	(1,196)	(558)
	$1,195	$576

11.	RELATED PARTY TRANSACTIONS

Kaiser Francis Oil Company (“Kaiser Francis”) is a significant shareholder of the Company.

In 2006, the Company issued two tranches of convertible notes through a private placement of convertible notes and common share purchase warrants to Kaiser Francis and an institutional investor.  The debt portion of the notes was fully repaid by December 2008.  On January 13, 2009, 1,501,638 shares were issued relating to the final December 1, 2008 convertible note principal and interest payment.

YEAR END REPORT 2010

North American Palladium Ltd.

12.	SHAREHOLDERS’ EQUITY

(a)	Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b)	Common share purchase warrants

The changes in issued common share purchase warrants for the period end are summarized below:

	As at December 31 2010		As at December 31 2009
	Warrants	Amount	Warrants	Amount
Balance beginning of period	12,286,665	$10,584	13,489,898	$14,092
Issued pursuant to unit offerings, net of issue costs	10,000,000	4,423	9,200,000	2,243
Issued pursuant to acquisition of Cadiscor	–	–	1,445,997	1,168
Warrants exercised	(5,692,076)	(1,856)	(1,115,997)	(866)
Warrants expired	(2,756,665)	(8,038)	(10,733,233)	(6,053)
Balance, end of period	13,837,924	$5,113	12,286,665	$10,584

Issuance	Number of Warrants	Exercise Price	Expiry Date
Series A	5,077,924	$4.25	September 30, 2011
Series B	8,760,000	$6.50	October 28, 2011
	13,837,924

In September 2009, the Company completed an equity offering of 16,000,000 units at a price of $3.15 per unit for total net proceeds of $46,455 (issue costs $3,945).  In October 2009, the Company issued an additional 2,400,000 units under a 30-day over-allotment option granted to the underwriters at an exercise price of $3.15 per unit, for total net proceeds of $7,121 (issue costs $438).  Each unit consists of one common share and one-half of one common share purchase warrant of the Company.  Each whole warrant (Series A warrants) entitles the holder to purchase an additional common share at a price of $4.25, subject to adjustment, at any time on or prior to September 30, 2011, subject to early termination in certain circumstances.  The total fair value of the warrants issued was $2,243.

Since the 20-day volume weighted average price of the common shares on the TSX was equal to or greater than $5.75 per share (as per the acceleration event in the warrant indenture), prior to December 31, 2010, the Company announced it had elected to accelerate the expiry of the Series A warrants.  As at December 31, 2010, 4,122,076 Series A warrants were exercised for total proceeds of $17.5 million.  Subsequent to year end, 5,009,986 Series A warrants were exercised for total proceeds of $21.3 million.  67,938 Series A warrants were not exercised prior to expiry.

On April 28, 2010, the Company completed an equity offering of 20,000,000 units at a price of $5.00 per unit for total net proceeds of $94,227 (issue costs $5,773).  Each unit consists of one common share and one-half of one common share purchase warrant of the Company.  Each whole warrant (Series B warrants) entitles the holder to purchase an additional common share at a price of $6.50, subject to adjustment, at any time prior to October 28, 2011.  In the event that the 20-day volume weighted average share of the closing sale price of the common shares on the TSX is greater than $7.50 per share, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and in such case the warrants will expire on the 30th day after the date on which such notice is given by the Company.  As at December 31, 2010, 1,240,000 Series B warrants were exercised for total proceeds of $8.1 million.

In March 2010, 1,805,016 warrants, and in June 2010, 951,649 warrants, relating to the convertible notes issued in 2006 expired and the carrying values of $4,870 and $1,575, respectively, were reclassified to contributed surplus.

YEAR END REPORT 2010

North American Palladium Ltd.

In May 2009, in conjunction with the acquisition of Cadiscor, all of Cadiscor’s outstanding warrants as at the date of acquisition were exchanged for equivalent instruments in the Company.  The Company issued 1,445,997 warrants of which 1,115,997 were exercised in 2009.

(c)	Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option.  The Company is required to make matching contributions on a quarterly basis to a maximum of $5 per employee per annum.  Beginning January 1, 2011, the matching contributions are to a maximum of 3% of eligible employees’ base compensation and an additional 2% matching, per employee per annum, made either in cash or treasury shares of the Company.  The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Corporate Stock Option Plan and other securities-based compensation plans.  If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average closing price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter.  During 2010, the Company contributed 85,093 shares with a fair value of $339 (2009 – 205,510 shares with a fair value of $433).

(d)	Private Placements

On October 8, 2009, the Company completed a private placement of 4,000,000 flow-through common shares.  The requirement to spend gross proceeds of $15,000 on Canadian exploration expenses prior to December 31, 2010 was met.

Under the terms of the flow-through common share issues, the tax attributes of the related expenditures are renounced to investors and the share capital is reduced and future income tax liabilities is increased by the estimated income tax benefits renounced by the Company to the investors.  The Company has reduced its valuation allowance to offset the increase in future tax liabilities resulting in a recovery of future income taxes.

(e)	Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares.  The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average closing price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing a limited time period should the optionee cease to be an “Eligible Person” as set forth in the conditions of the Plan. Options granted vest as to 1/3 on each of the first three anniversary dates of the date of grant.

The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Group Retirement Savings Plan and other securities-based compensation plans.  As at December 31, 2010, 5,968,386 options (2009 – 1,511,190 options) were available to be granted under the Plan.

YEAR END REPORT 2010

North American Palladium Ltd.

The following summary sets out the activity in outstanding common share purchase options:

	2010		2009		2008
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding, beginning of year	3,057,800	$3.50	1,461,100	$5.10	356,433	$9.89
Issued pursuant to acquisition of Cadiscor	–	–	917,400	2.42	–	–
Granted	1,105,000	$6.14	1,180,000	3.16	1,110,000	3.60
Exercised	(124,634)	$2.78	(85,800)	1.32	–	–
Cancelled/forfeited	(190,333)	$4.80	(414,900)	6.26	(5,333)	10.82
Outstanding, end of year	3,847,833	$4.22	3,057,800	3.50	1,461,100	5.10
Options exercisable at end of year	1,742,833	$3.64	1,217,967	$3.96	263,099	$10.23

The following table summarizes information about the Company’s stock options outstanding at December 31, 2010:

Exercise Price	Expiry Dates	Options Outstanding at Dec. 31, 2010	Options Exercisable at Dec. 31, 2010
$1.32	June 17, 2013	189,750	189,750
$1.85	March 17, 2013	24,750	24,750
$2.20	September 30, 2016	750,000	500,000
$2.85	July 18, 2017	200,000	50,000
$3.03	September 10, 2011	429,000	429,000
$3.22	December 14, 2017	765,000	238,333
$3.31	August 12, 2018	30,000	–
$3.39	July 31, 2017	13,333	–
$4.18	February 21, 2018	10,000	–
$4.75	February 27, 2011	7,500	7,500
$4.83	July 20, 2016	20,000	13,333
$5.22	June 9, 2016	10,000	6,667
$6.24	December 7, 2015	1,065,000	–
$6.47	May 21, 2016	150,000	100,000
$8.40	June 20, 2014	35,000	35,000
$8.83	December 14, 2013	10,000	10,000
$8.87	January 14, 2015	7,500	7,500
$10.18	April 15, 2015	30,000	30,000
$11.90	June 23, 2012	101,000	101,000
		3,847,833	1,742,833

The fair value of options granted during 2010 has been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.59% (2009 – 1.90%; 2008 – 3.07%), expected dividend yield of 0% (2009 – 0%; 2008 – 0%), expected volatility of 66% (2009 – 97%; 2008 – 79%), and expected option life of 3 years (2009 – 4 years; 2008 – 4 years).  The estimated fair value of the options is expensed over the options’ vesting period, which is 3 years.  The weighted average fair market value per option granted in 2010 was $2.67 (2009 – $2.05; 2008 – $2.08).  Compensation expense related to the Plan for the year ended December 31, 2010 was $1,413 (2009 – $805; 2008 – $632).

YEAR END REPORT 2010

North American Palladium Ltd.

(f)	Reconciliation of the diluted number of shares outstanding:

	2010	2009	2008
Net loss available to common shareholders	$(23,259)	$(30,014)	$(160,679)
Weighted average number of shares outstanding	141,537,377	102,630,908	82,839,706
Effect of dilutive securities	–	–	–
Weighted average diluted number of shares outstanding	141,537,377	102,630,908	82,839,706
Diluted net loss per share	$(0.16)	$(0.29)	$(1.94)

The effect of stock options and warrants has not been included in the determination of diluted loss per share for 2010, 2009 or 2008, because to do so would be anti-dilutive.

At December 31, 2010, there were 15,580,757 (2009 – 13,504,632; 2008 – 13,752,997) equity instruments convertible to common shares which have been excluded from the calculation of diluted net loss per share because to include in the calculation would have been anti-dilutive.  These excluded equity instruments could potentially dilute basic earnings per share in the future.

(g)	Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has an RSU Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units.  Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet.  The RSU Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability.

As at December 31, 2010, 90,599 (2009 – 256,882; 2008 – 5,002) restricted share units had been granted and were outstanding at an aggregate value of $252 (2009 – $737; 2008 – $9).

13.	INSURANCE RECOVERY

The Company previously filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002.  During 2004, the Company received $7,148 as in interim payment against this claim and in July 2008 a settlement in the amount of $14,500 was received for the remainder of this claim.  In 2008, the amount of $13,800 has been included as income from mining operations and $700 received for legal costs has been included as a reduction of general and administration expenses.

14.	FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, currency risk, interest rate risk, commodity price risk and liquidity risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company’s exposure arises principally from its short term interest bearing deposits and accounts receivable.  Historically, the Company has not experienced any losses related to individual customers.  In 2010, the Company did not have any short term investments as the prior year balances matured November 2009.  The Company invests its cash, cash equivalents and short-term investments primarily with a major Canadian bank.

The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting date was:

YEAR END REPORT 2010

North American Palladium Ltd.

	2010	2009
Cash and cash equivalents	$75,159	$98,255
Accounts receivable	80,683	–
Other assets	27,551	–
	$183,393	$98,255

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate, and commodity price risks.  In addition, the Company is exposed to market risk relating to fluctuations in the share price of the Company’s common shares as a result of the RSU plan, which is mark-to-market at each period end.

(a)	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  Currency risk is related to the portion of the Company’s business transactions denominated in currencies other than Canadian dollars.  The Company is exposed to fluctuations in exchange rates due to certain of its foreign based suppliers, capital leases, and revenues being in foreign currencies.  The Company’s primary exposure is based upon the movements of the US dollar against the Canadian dollar.  The Company’s foreign exchange risk management includes, from time to time, the use of foreign currency forward contracts to fix exchange rates on certain foreign currency exposures.  The Company had not entered into any foreign exchange contracts on future production in 2010, 2009, or 2008.

For the Company’s foreign exchange transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company’s cash flows and the reported amounts for revenue, production, and exploration costs on a year-to-year basis.  Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than Canadian dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a separate component of revenue or foreign exchange gain or loss.

The Company is exposed to the following currency risk on cash, purchases and borrowings at December 31, 2010.

US$
Cash	$1,651
Accounts payable and accrued liabilities	(45)
$1,606

A 1% strengthening or weakening of the Canadian dollar against the US dollar, assuming that all other variables remained the same, would have resulted in an approximate $16 decrease or increase, respectively, in the Company’s net income for the year ended December 31, 2010.

The Company’s revenue is affected by currency exchange rates, such that a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company does not enter into derivative financial instruments for speculative purposes.  It is exposed to interest rate risk due to variable rates applied to certain capital leases.  The Company does not hold any specific hedging instruments, nor does it hold any short term investments that would be significantly impacted from fluctuations in interest rates.  Any interest rate fluctuations realized are expected to be offset by favourable changes in the interest on debt instruments.

YEAR END REPORT 2010

North American Palladium Ltd.

Management does not believe that the net impact of interest rate fluctuations on the current level of borrowings and short term investments will be significant and, therefore, has not provided a sensitivity analysis of this impact on net earnings.

(c)	Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.  The Company is particularly exposed to fluctuations in commodity prices from its sale of metals.  From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces.  Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract.

During the fourth quarter, the Corporation entered into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold.  The total of these financial contracts represent 68,950 ounces as at December 31, 2010.  These contracts mature from April 2011 through June 2011 at an average forward price of $640 per ounce (or $US631 per ounce).  The amount specified in the financial contracts substantially match final pricing settlement periods of palladium delivered to the customer under the smelter agreement.  The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.  The fair value of these contracts at December 31, 2010 was a liability of $11.1 million, included in accounts payable and accrued liabilities.  At December 31, 2009, the Company had no outstanding financial contracts.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to monitor the timing of sales and receivables, to ensure sufficient cash flows are generated from operations to meet the current debt requirements.  Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long term financing of its operations.

The table below analyzes the Company’s financial liabilities which will be settled into relevant maturity groupings based on the remaining balances at December 31, 2010 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 2 years	Between 2 years and 5 years
Obligations under capital leases	$2,391	$1,196	$933	$262

The Company also has asset retirement obligations in the amount of $11,637 that would become payable at the time of the closures of its LDI and Sleeping Giant mines.  Deposits established by the Company to offset these future outlays amount to $10,537.  As a result, a shortfall of $1,100 is required to be funded prior to closure of the mines.  Refer to note 8 for additional disclosure regarding these amounts.  The majority of the asset retirement costs are expected to be incurred within one year of mine closure and application must be made to receive funds on deposit.

Management monitors consolidated cash flow, in detail, on a daily basis, monthly through month-end reporting, quarterly through forecasting and yearly through the budget process.  Based on the financial liabilities due and noted above, the Company expects to have sufficient operating cash flow exceeding the amounts due.

Fair Values

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, inventories, accounts payable and accrued liabilities, obligations under capital leases, mine closure obligations, RSUs, and equity instruments other than the common shares of the Company which are issued and outstanding.

YEAR END REPORT 2010

North American Palladium Ltd.

Cash and cash equivalents are stated at fair value.  The carrying value of accounts receivable and accounts payable approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under capital leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms.  The fair value of RSUs and equity instruments are determined as described in note 12.

The table below details the assets and liabilities measured at fair value at December 31, 2010.

	Quotes Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and cash equivalents	$75,159	$–	$–	$75,159
Reclamation deposits	10,537	–	–	10,537
Mark to market on financial contracts	–	11,098	–	11,098
	$85,696	$11,098	$–	$96,794

15.	CAPITAL DISCLOSURE

The Company’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as the Company’s total shareholders’ equity and any outstanding debt.  The board of directors does not establish quantitative return on capital criteria for management but rather promotes year over year sustainable profitable growth.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt or replace existing debt with different characteristics.

There were no changes in the Company’s approach to capital management during the year.  Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

16.	COMMITMENTS

(a)	Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine.  This obligation is recorded as royalty expense within operating expenses.

(b)	Operating Leases and Other Purchase Obligations

As at December 31, 2010, the Company had outstanding operating lease commitments and other purchase obligations of $4,115 and $37,189 respectively (2009 – $1,356 and $858) all of which had maturities of less than five years.

(c)	Mine production obligation

In conjunction with the acquisition of CRI, the Company assumed an obligation in the amount of $1,000, payable in cash or by the issuance of common shares of the Company, upon achieving a specified production target of 300,000 milled tonnes of ore at its Sleeping Giant gold mine.

(d)	Letter of credit and guaranteed investment certificate

As at December 31, 2010, the Company had a $1.4 million outstanding letters of credit, required by a third party supplier for purchases made by the LDI mine.  The Company also has an amount of $330 relating to the Shebandowan West Project on deposit in the form of a guaranteed investment certificate.

YEAR END REPORT 2010

North American Palladium Ltd.

17.	REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2010
Year ended December 31
Revenue – before pricing adjustments	$99,714	$56,887	$8,280	$27,196	$4,198	$2,443	$710
Pricing adjustments:
Commodities	8,941	7,417	649	428	183	275	(11)
Foreign exchange	(1,557)	(953)	(270)	(172)	(98)	(59)	(5)
Revenue – after pricing adjustments	$107,098	$63,351	$8,659	$27,452	$4,283	$2,659	$694
2009
Year ended December 31
Revenue – before pricing adjustments	$–	$–	$–	$–	$–	$–	$–
Pricing adjustments:
Commodities	4,614	3,134	1,199	214	(61)	139	(11)
Foreign exchange	(595)	(451)	(136)	(94)	66	31	(11)
Revenue – after pricing adjustments	$4,019	$2,683	$1,063	$120	$5	$170	$(22)
2008
Year ended December 31
Revenue – before pricing adjustments	$156,241	$75,779	$25,894	$13,097	$24,700	$14,027	$2,744
Pricing adjustments:
Commodities	(40,667)	(25,254)	(7,680)	(98)	(5,016)	(2,185)	(434)
Foreign exchange	16,522	8,726	2,988	2,123	1,495	955	235
Revenue – after pricing adjustments	$132,096	$59,251	$21,202	$15,122	$21,179	$12,797	$2,545

During 2010, the Company delivered all of its concentrate to one customer under the terms of an agreement.  There was no production in 2009 from the LDI mine due to the mine being on care and maintenance.  In 2008, due to a maintenance shutdown at the customers’ smelter, temporary arrangements were made with another customer to smelt and refine the Company’s concentrate.

Although the Company sells its refined metals to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s metals.

YEAR END REPORT 2010

North American Palladium Ltd.

18.	INTEREST AND OTHER COSTS (INCOME)

	2010	2009	2008
Interest on capital leases	$142	$84	$173
Other interest and financing costs, net	424	(121)	548
Loss (gain) on investments	–	(676)	609
Interest on convertible notes payable	–	–	672
Accretion expense relating to convertible notes payable	–	–	3,372
Interest on senior credit facilities	–	82	649
Interest on advance purchase facility	–	–	64
	566	(631)	6,087
Interest income	(861)	(1,326)	(2,644)
	$(295)	$(1,957)	$3,443

19.	CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business.  At December 31, 2010, there were no current claims and lawsuits in the aggregate, even if adversely settled, that would have a material effect on the Company’s consolidated financial statements.

20.	INCOME TAXES

The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 31% (2009 – 33%, 2008 – 33.5%).

	2010	2009	2008
Income tax recovery using statutory income tax rates	$(9,473)	$(8,837)	$(54,574)
Increase (decrease) in taxes resulting from:
Resource allowance deemed income	(315)	315	4,335
Non-taxable portion of capital losses (gains)	296	(141)	491
Losses not tax benefited	8,628	8,587	47,922
Non-deductible expenses	443	314	362
Losses incurred in foreign entities, taxed at lower rates	–	–	8
Ontario Harmonization Transitional tax	(280)	1,966	–
Ontario mining taxes	–	–	(778)
Other	(25)	1	4
Renunciation of exploration expenditures	(5,136)	–	–
Expiration of warrants	(1,593)	–	–
Corporate minimum tax credit recovery	(75)	–	–
Difference in statutory tax rates	104	76	–
Quebec mining duties	127	956	–
Income and mining tax expense (recovery)	$(7,299)	$3,237	$(2,230)

YEAR END REPORT 2010

North American Palladium Ltd.

The details of the Company’s income and mining tax expense (recovery) are as follows:

	2010	2009	2008
Current income tax expense (recovery):
Income taxes	$(697)	$2,281	$–
Mining taxes	(246)	(82)	(109)
	$(943)	2,199	(109)
Future income tax expense (recovery):
Income taxes	(6,729)	127	(1,452)
Mining taxes	373	911	(669)
	$(6,356)	$1,038	$(2,121)
	$(7,299)	$3,237	$(2,230)

Future tax assets (liabilities) consist of the following temporary differences:

	2010	2009
Long-term future income tax asset:
Mining interests, net	$18,390	$36,108
Deferred financing costs	2,738	2,316
Asset retirement obligation	2,772	1,998
Other assets	166	174
Non-capital loss carry-forwards	67,313	44,228
Ontario corporate minimum tax credits	252	327
Capital loss carry-forwards	–	10
Obligations under capital leases	1,029	191
Valuation allowance for capital loss carry-forwards	(92,660)	(85,352)
Net future income tax asset, long-term	$–	$–
Future income tax asset (liability), current:
Crushed and broken ore stockpiles	(60)	–
Financial contracts	2,775	–
Valuation allowance	(2,715)	–
Future tax asset (liability), current	–	–
Future income tax assets (liabilities)	$–	$–
Future mining tax liability, current:
Crushed and broken ore stockpiles	(19)	–
Financial contracts	943	–
Valuation allowance	(924)	–
Future mining tax liability, current	$–	$–
Future mining tax liability, long-term:
Mining interests, net	4,074	9,366
Provision for mine closure costs	1,047	496
Mine restoration obligation	595	729
Valuation allowance	(6,923)	(10,718)
Future mining tax liability, long-term	$(1,207)	$(127)
Future mining tax assets (liabilities)	$(1,207)	$(127)

YEAR END REPORT 2010

North American Palladium Ltd.

At December 31, 2010, the Company had capital loss carry forwards of approximately $8,232 (2009 – $1,528), which are available to reduce capital gains of future years.

At December 31, 2010, the Company and its subsidiaries had non capital losses of approximately $268,026 (2009 – $175,760), the tax benefits of which have not been recognized in the financial statements.  These amounts will expire during the periods 2015 to 2030.

At December 31, 2010, the Company and its subsidiaries had undepreciated capital cost allowance of approximately $200,267 (2009 – $207,571) available to offset future taxable income.

21.	STATEMENT OF CASH FLOWS

(a)	The net changes in non-cash working capital balances related to operations are as follows:

	2010	2009	2008
Cash provided by (used in):
Accounts receivable	$(80,683)	$43,051	$36,037
Inventories and stockpiles	(1,953)	(8,296)	4,220
Other assets	(5,279)	1,257	(630)
Accounts payable and accrued liabilities	29,604	(6,002)	(6,761)
Taxes payable	(1,167)	2,468	(576)
	$(59,478)	$32,478	$32,290

(b)	Cash outflows during the year for interest and income taxes were as follows:

	2010	2009	2008
Interest paid on senior credit facilities	$–	$73	$446
Interest paid on obligations under capital leases	$142	$84	$173
Income and mining taxes paid	$–	$–	$143

(c)
The Series I and II convertible notes bore interest at a rate of 6.5% per annum payable bi-monthly.  During 2008, the purchasers elected to receive common shares in settlement of their interest expense in the amount of $732.  The convertible notes were fully repaid December 1, 2008.

(d)
During 2008, the purchasers elected to receive common shares in settlement of the principal repayments on the Series I and II convertible notes in the amount of $30,332.  The convertible notes were fully repaid December 1, 2008.

(e)
During 2010, the Company had additions to mining interests of $52,342 (2009 – $12,205; 2008 – $41,646) of which $2,978 (2009 – $nil; 2008 – $955) related to capital leases and $nil (2009 – $nil; 2008 – $3,529) related to adoption of CICA Section 3031.  For the year ended December 31, 2010, $6,500 relating to the acquisition of the Vezza property was acquired by the issuance of common shares.

22.	SEGMENT INFORMATON

The Company is Canadian-based and is in the business of exploring and mining palladium, platinum, gold and certain base metals. Its operations are organized into three reportable segments: palladium operations include the LDI palladium mine and mill; gold operations include the Sleeping Giant gold mine and mill; and corporate and other. The palladium and gold operations include activities related to exploration, evaluation and development, mining, and milling. The corporate and other segment includes general corporate expenses and other projects not allocated to the other segments. The Company’s revenue by significant product type is disclosed in Note 17.  The Company’s segments are summarized in the following table.

Statement of operations information for the gold operations has only been presented for periods subsequent to the acquisition of Cadiscor in May 2009.

YEAR END REPORT 2010

North American Palladium Ltd.

As at and during the year ended December 31, 2010, segmented information is presented as follows:

	As at December 31, 2010				As at December 31, 2009
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Cash and cash equivalents	$3,232	$(2,013)	$73,940	$75,159	$689	$576	$96,990	$98,255
Accounts receivable	80,683	–	–	80,683	–	–	–	–
Inventories	19,673	7,814	–	27,487	19,649	5,657	–	25,306
Other current assets	4,308	3,048	20,929	28,285	708	1,510	481	2,699
Mining interests	64,278	61,473	445	126,196	31,815	50,300	333	82,448
Other non-current assets	8,438	1,769	330	10,537	8,406	1,769	328	10,503
Total assets*	$180,612	$72,091	$95,644	$348,347	$61,267	$59,812	$98,132	$219,211

* Total assets do not reflect intercompany balances, which have been eliminated on consolidation

	Year ended December 31, 2010				Year ended December 31, 2009				Year ended December 31, 2008
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Revenue – after pricing adjustments	$84,813	$22,285	$–	$107,098	$4,019	$–	$–	$4,019	$132,096	$–	$–	$132,096
Depreciation and amortization	3,250	9,797	128	13,175	217	25	27	269	36,016	–	10	36,026
Asset impairment charge	–	–	–	–	–	–	–	–	90,000	–	–	90,000
Insurance recovery	–	–	–	–	–	–	–	–	(13,800)	–	–	(13,800)
Operating expenses	55,307	28,690	–	83,997	9,873	109	–	9,982	147,629	–	–	147,629
Income (loss) from mining operations	26,256	(16,202)	(128)	9,926	(6,071)	(134)	(27)	(6,232)	(127,749)	–	(10)	(127,759)
Other expenses
General and administration	163	116	10,397	10,676	298	606	8,117	9,021	(939)	–	8,605	7,666
Exploration	13,998	15,004	1,124	30,126	11,419	1,671	144	13,234	5,283	–	17,787	23,070
Other	62	(2)	(378)	(318)	379	(7)	(2,082)	(1,710)	2,118	–	2,296	4,414
Income (loss) before taxes	12,033	(31,320)	(11,271)	(30,558)	(18,167)	(2,404)	(6,206)	(26,777)	(134,211)	–	(28,698)	(162,909)
Income and mining tax (expense) recovery	670	(100)	6,729	7,299	(2,280)	(955)	(2)	(3,237)	778	–	1,452	2,230
Net income (loss) and comprehensive income (loss) for the period	$12,703	$(31,420)	$(4,542)	$(23,259)	$(20,447)	$(3,359)	$(6,208)	$(30,014)	$(133,433)	$–	$(27,246)	$(160,679)

	Year ended December 31, 2010				Year ended December 31, 2009				Year ended December 31, 2008
	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Additions to mining interests	$35,492	$13,632	$240	$49,364	$886	$10,990	$329	$12,205	$40,661	$–	$30	$40,691

23.	COMPARATIVE FIGURES

Certain of the prior period figures have been reclassified to conform to the presentation adopted in 2010.

YEAR END REPORT 2010

North American Palladium Ltd.

24.	SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2010, the following transactions took place.

Flow-Through Common Shares

On February 18, 2011, the Company entered into an agreement with a syndicate of underwriters to act as agents to sell 2,667,000 flow-through common shares of the Company at a price of $8.25 per share for net proceeds of $20.8 million. Activities will constitute Canadian exploration expenditures for purposes of the Tax Act and will be renounced to investors for the 2010 tax year.

Acceleration of Series A Warrants

On December 8, 2010, the Company announced it had elected to accelerate the expiry of the Series A warrants.  As at December 31, 2010, 4,122,076 Series A warrants were exercised for total proceeds of $17.5 million.  Subsequent to year end, 5,009,986 Series A warrants were exercised for total proceeds of $21.3 million.  67,938 Series A warrants were not exercised prior to expiry.

YEAR END REPORT 2010